INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

December 23, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of Braddock Multi-Strategy Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 30, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to Braddock Multi-Strategy Income Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 715 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table
1.	In Footnote 3 to the Fees and Expenses table states “The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.75%, 2.50% and 1.50% of the average daily net assets of the A Shares, C Shares and Institutional Shares, respectively.” Confirm whether the front-end or contingent deferred loads are associated with the underlying funds in which the Fund invests.

Response: The front-end or contingent deferred loads are fees the Fund’s shareholders would pay and they have been removed from the list of exclusions contained in the parenthetical.

Principal Investment Strategies
2.	Please indicate in the response letter the percentage of the Fund’s net assets that will be invested in asset-backed securities that rely on the exemptions provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”).

Response: We expect that the majority of the CLOs in which the Fund invests will rely on the exemptions provided by 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund expects to invest less than 15% of its net assets in CLOs. Other asset-backed securities which are not CLOs may also at times rely on the exemptions provided by 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund expects to invest 15-30% of its net assets in such asset-backed securities, inclusive of any CLOs.

3.	Disclose whether the asset-backed debt securities in which the Fund invests include the equity tranches of those asset-backed debt issuers and whether there is a limit on how much the Fund may invest in the equity tranches.

Response: The Registrant has confirmed that the Fund will not invest in the equity tranches of asset-backed securities as part of the Fund’s principal investment strategy.

4.	State in the response letter whether the Fund’s investments in asset-backed securities, including CLOs and CDOs, are liquid and explain the Advisor’s basis for determining liquidity of these securities.

Response: The Fund considers the asset-backed securities in which the Fund intends to invest to be liquid. The combined asset-backed debt securities markets have multiple trillions of dollars of outstanding issuance. Liquidity exists across the vast majority of the market for a variety of reasons. An important driver of liquidity is that the primary investors in the market are institutional in nature. These entities (money managers, insurance companies, banks, etc.) have sophisticated investment modeling, investment, and risk management skills. While their allocations across global investment opportunities may vary over time, these market participants have consistent long term investing demand in the asset backed debt markets. Liquidity in the asset backed debt markets is similar across established asset classes: RMBS, Commercial Mortgage Backed Securities, CLOs, traditional Asset Backed Securities; with settlement typically being trade date plus three days.

The Sub-advisor monitors trading volume and levels through both the daily posts of trading information in the markets and through FINRA’s TRACE system. TRACE data covers significant portions of the pre and post financial crisis asset backed debt securities markets. For example, since June 2013, the average monthly volume (current par amount of bonds) of trades in non-agency RMBS has been $28 billion.

With respect to CLOs, some may be liquid; others may be determined to be illiquid. As stated in the Fund’s SAI, the Sub-advisor, under the oversight of the Fund’s Board, will consider a number of factors when determining the liquidity of a CLO, or any other security, purchased by the Fund. Such factors include, but may not be limited to: a) frequency of trading and availability of quotations; (b) the number of dealers willing to purchase or sell the security and the availability of buyers; (c) the willingness of dealers to be market makers in the security; and (d) the nature of trading activity including (i) the time needed to dispose of a position or part of a position and (ii) offer and solicitation methods.

The Fund does not intend to invest in CDOs.

5.	Provide a description of re-performing mortgage loans.

Response: The following disclosure has been added to the “Principal Investment Strategies” section:

“Re-performing residential mortgage loans, a type of RMBS collateral, are seasoned loans where the borrower was delinquent in payment and later resumed making payments on the mortgage. The borrower’s mortgage payment terms may or may not have been adjusted during their delinquency.”

6.	Explain in the response letter how the Fund’s investments in non-performing and re-performing mortgage loans are consistent with its emphasis on seeking income as stated in its investment objective.

Response: To clarify, the Fund is not investing directly in non-performing or re-performing mortgage loans. Rather, the RMBS in which the Fund invests may be issued by trusts which are backed by non-performing and re-performing mortgage loans. These securities, like other RMBS, receive monthly interest in accordance with the bond’s coupon. For non-performing residential mortgage loans, the liquidation proceeds from the sale of the underlying residential properties are the primary cash flow to the deal’s (trust’s) bonds. For re-performing residential mortgage loans, monthly mortgage payments are the primary cash flow to the deal’s (trust’s) bonds. As stated in the prospectus: “Non-performing and re-performing mortgage loans derive their value from the sale of the underlying residential property and potentially from modified mortgage payments.” The potential income streams generated from these types of RMBS to the Fund may be part of the Fund’s distributions to Shareholders, and are therefore consistent with the investment objective of seeking income.

7.	The 5th sentence in the fifth paragraph states “The Fund does not limit its investments to a particular credit quality but expects to invest primarily in securities rated non-investment grade by a nationally recognized statistical rating organization (“NRSRO”), or not rated.” Add a reference that non-investment grade investments are “junk bonds.”

Response: The sentence has been revised to state the following:

“The Fund does not limit its investments to a particular credit quality but expects to invest primarily in securities rated non-investment grade (also referred to as “junk bonds”) by a nationally recognized statistical rating organization (“NRSRO”), or not rated.”

8.	Please revise the last sentence of the fifth paragraph to remove the reference that “the U.S. Securities and Exchange Commission permits” regarding NRSROs in light of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Response: The sentence has been revised to state the following:

“A NRSRO is a credit rating agency that rates the creditworthiness of a company or a financial product, such as a debt security or a money market instrument.”

9.	The last sentence of the seventh paragraph states “The Fund may invest in exchange-traded funds (“ETFs”) including inverse and leveraged ETFs.” Indicate the percentage the Fund expects to invest in inverse and leveraged ETF and disclose how often the Advisor rebalances leveraged and inverse ETF holdings. If the rebalancing does not occur daily, add risk disclosure of holding leverage and inverse ETFs exceeding one day.

Response: Registrant has confirmed that the Fund will not invest in inverse and leveraged ETFs as part of its investment strategy. The above-referenced sentence has been removed. Reference to ETFs has been moved to the preceding sentence as follows:

“From time to time, the Sub-advisor may tactically utilize the following securities or instruments for hedging purposes, to attempt to enhance the portfolio’s return or to mitigate against certain risks, principally credit and interest rate risk: U.S. Treasury securities; investment companies, including exchange-traded funds (“ETFs”), that invest in fixed income securities; interest rate, total return, credit default, and synthetic swaps; interest rate and bond futures; and credit spread and interest rate options.”

Principal Risks of Investing
10.	Under “Collateralized Loan Obligations Risk” the second to last sentence states “CLO debt securities may be subject to redemption and the timing of redemptions may adversely affect the returns on CLO debt.” Clarify who will be redeeming CLOs.

Response: The following sentences, have been added to  the “Collateralized Loan Obligations Risk” discussion in the “Principal Risks of Investing” section:

The CLO manager may not find suitable assets in which to invest and the CLO manager’s opportunities to invest may be limited.  CLO debt securities may be subject to redemption and the timing of redemptions may adversely affect the returns on CLO debt.  The redemption periods and terms will depend upon the CLO.  Optional redemptions, if decided upon, may be directed by a majority of the holders of the subordinated notes.  A redemption may also occur at the written direction of the CLO manager to the issuer and the trustee of the CLO.  For example, certain tranches of CLO debt may be redeemed if the CLO manager is unable to identify assets suitable for investment during the period when it has the ability to reinvest the principal proceeds from the sale of assets, scheduled redemptions and prepayment in additional assets.  Additionally, holders of subordinated CLO debt may cause the redemption of senior CLO debt.

11.	In light of the Fund’s principal investment strategy that includes residential mortgage-backed securities, add a risk factor regarding investments in the real estate market.

Response: The Registrant has added the following risk factor:

Real Estate Market Risk. The real estate sector may suffer and property values may fall due to increasing vacancies or declining rents resulting from unanticipated economic, legal, employment, cultural or technological developments, fluctuations in rent schedules and operating expenses, unfavorable changes in applicable taxes, governmental regulations, zoning, building, environmental and other laws and interest rates, operating or development expenses, unexpected increases in the cost of energy and environmental factors and lack of available financing. The value of real estate company securities also may decline because of the failure of borrowers to pay their loans and poor property management.

12.	Add a separate interest rate risk and include an example showing the effect of an interest rate increase of 1% on a portfolio with a five-year duration.

Response: The Registrant has added the following risk factor:

Interest Rate Risk. Interest rate risk is the possibility that your investment may go down in value when interest rates rise, because when interest rates rise, the prices of bonds and fixed rate loans fall. For example, the price of a security with a five-year duration would be expected to drop by approximately 5% in response to a 1% increase in interest rates. Generally, the longer the maturity of a bond or fixed rate loan, the more sensitive it is to this risk. Falling interest rates also create the potential for a decline in the Fund’s income. These risks are greater during periods of rising inflation.

13.	In “Exchange Traded Funds (“ETFs”) Risk” add disclosure that an ETFs’ share price may be less or more than the net asset value of the ETF.

Response: The “Exchange Traded Funds (‘ETFs”) Risk” paragraph already includes the following sentence:

“Shares of ETFs typically trade on securities exchanges and may at times trade at a premium or discount to their net asset values.”

14.	Under “Inverse ETF Risk” and “Leveraged ETF Risk” if the Advisor does not rebalance leverage daily, add the risk of holding leverage and inverse ETFs exceeding one day.

Response: The Registrant has confirmed that the Fund will not invest in inverse and leveraged ETFs as part of its investment strategy. Accordingly, the “Inverse ETF Risk” and “Leveraged ETF Risk” sections have been removed from the “Principal Risks of Investing” section.

Performance
15.	Confirm that the performance disclosure will satisfy the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) requirements. The requirements are as follows: (1) confirm that the predecessor fund was created for the purpose other than to establish a performance record, such as when and why it was created; (2) confirm whether there were other substantially similar accounts or funds managed by the advisor, if there were, explain why those accounts or funds were not selected for conversion into the new fund and why the predecessor fund was; (3) confirm what section of the 1940 Act the predecessor fund relied upon to be exempt from registration; (4) confirm whether the predecessor fund will transfer substantially all of its assets to the new fund; (5) confirm whether the advisor believes that the predecessor fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code of 1986; and (6) confirm the advisor has the records to support the performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: (1) The Registrant obtained confirmation from Braddock Financial LLC (“Braddock”), the Fund’s Sub-advisor, that the predecessor fund was created as a vehicle for providing income and capital appreciation to Braddock’s private account clients, and not for purpose of establishing a performance record. The predecessor fund commenced operations on July 31, 2009, inclusive of a merger (effective January 2014) with another fund managed by Braddock. (2) The Registrant has obtained confirmation from Braddock that there were no other substantially similar accounts or funds managed by Braddock that were not selected for conversion into the Fund. (3) Prior to the conversion into the Fund, the predecessor fund relied on the exemption under Section 3(c)(1) of the 1940 Act. (4) The Registrant confirms that the predecessor fund will transfer all or substantially all of its assets to the Fund. (5) The Registrant obtained confirmation from Braddock that it believes the predecessor fund, although not required to, likely would have been able to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code or could have made adjustments to fund investments to comply with those restrictions without having caused the predecessor fund to materially deviate from its investment objective or strategy. (6) The Registrant obtained confirmation from Braddock that it has the records to support the calculation of the performance of the predecessor fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies
16.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Principal Risks of Investing
17.	The 4th sentence under the heading “Cash and Temporary Defensive Positions” states “In addition, during temporary defensive periods, the Sub-advisor may utilize various strategic transactions to hedge the portfolio or individual securities in the portfolio to attempt to mitigate risks, including the purchase and sale of put and call options.” These strategic transactions are inconsistent with the purpose of temporary defensive positions to preserve capital. Please remove this sentence.

Response: The Registrant has removed this sentence as requested.

18.	Consider adding liquidity risk under “Collateralized Loan Obligations Risk.”

Response: The Registrant has added the following risk:

Liquidity Risk. The CLO debt securities in which the Fund invests are restricted securities (securities with limited transferability under the securities laws). CLOs are not registered under the Securities Act of 1933, as amended, and are subject to restrictions on resale. They are eligible for sale only to certain qualified institutional buyers and are not sold on a trading market or exchange. Because such securities are available to few buyers, they may be difficult to sell and to value. Because of the limited market, the Fund may find it difficult to sell the securities when it finds it advisable to do so and, to the extent such securities are sold in private negotiations, they may be sold for less than the price for which they were purchased or less than their fair market value.

DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

Distribution (Rule 12b-1) Plan
19.	The 2nd and 3rd sentences of the fifth paragraph state, “These up-front payments to broker-dealers are financed solely by the Advisor and are not financed by investors or the Fund. The Distributor receives and can pay as reimbursement to the Advisor all of the 12b-1 fees with respect to such shares.” This language is inconsistent. Since the Advisor is getting reimbursed, the upfront payment is not financed solely by the Advisor.

Response: The disclosure has been revised as follows:

“These up-front payments to broker-dealers are financed by the Advisor. However, the Distributor receives and can pay reimbursement to the Advisor all of the 12b-1 fees with respect to such shares.”

PURCHASE OF SHARES

Pricing Fund Shares
20.	The 1st sentence of the six paragraph states “The Fund calculates its NAVs and effects sales and redemptions of its shares as of the close of trading on the NYSE each day the NYSE is open for trading.” This sentence is inconsistent with the 2nd sentence in the second paragraph which states, “If, for example, the NYSE closes at 1:00 p.m. New York time, the Fund’s NAV would still be determined as of 4:00 p.m. New York time.” Please confirm which sentence is appropriate.

Response: The 1st sentence of the sixth paragraph has been deleted since it is inconsistent and not necessary.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

FINANCIAL STATEMENTS
21.	The SAI should include at least two years of audited financial statements of the predecessor fund and such financial statements should comply with Regulation S-X, including full schedule of investments and financial highlights. Include the financial statements of the predecessor fund in the Registrant’s Registration Statement and file the Registration Statement pursuant to Rule 485(a) of the Securities Act of 1933.

Response: As requested, the Registrant has included the 2013 and 2014 financial statements of the predecessor fund in its Registration Statement and has filed the Registration Statement pursuant to Rule 485(a) on December 23, 2015.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) or Diane Drake (626-385-5777) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake